U. S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  FORM 10-SB/A


       GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934.


                                   ANDAIN INC.
                  (Name of Small Business Issuer in Its Charter)

                    Nevada                                   72-1530833
    (State or Other Jurisdiction of       (I.R.S. Employer Identification No
      Incorporation or Organization)

  350 South Center Street, Suite 500, Reno, Nevada             89501
     (Address of Principal Executive Offices)                (Zip Code)

                  Issuer's telephone number:  (775) 333-5997

       Securities to be registered pursuant to Section 12(b) of the Act:

    Title of each class                         Name of each exchange on which
     to be so registered                        each class is to be registered
            None                                           None.

         Securities to be registered pursuant to Section 12(g) of the Act:

                                      Common Stock
                                    (Title of Class)

                                          None
                                     (Title of Class)

PART I.

ITEM 1.  DESCRIPTION OF BUSINESS.

Business Development.

     Andain Inc., a Nevada corporation ("Company"), was incorporated on July 23, 2004. The address for the Company is:
350 South Center Street, Suite 500, Reno, Nevada 89501; its telephone number is: (775) 333-5997.

Business of the Company.

     The Company was formed specifically to be a "blank check" corporation for the purpose of either merging with or acquiring an operating company with operating history and assets. The Company has had no operations to date and has no debt liabilities. The Company has not been involved in any bankruptcy, receivership or similar proceeding. The Company has not been involved in any material reclassification, merger consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business. The Company believes that an attraction of the Company as a merger partner or acquisition vehicle will be its status as a reporting company under the Securities Exchange Act of 1934, as amended ("Exchange Act"), without any history of prior business failures, litigation or prior regulatory problems.

     The Company has been in the developmental stage since inception and has conducted virtually no business operations, other than organizational activities and preparation of this registration statement on Form 10-SB/A. The Company has no full-time employees and owns no real estate or personal property.

     The Company is voluntarily filing this registration statement on Form 10-SB/A in order to become a 12(g) registered company under the Exchange Act. As a "reporting company," the Company may be more attractive to a private acquisition target because its common stock shares may thereby be quoted on the OTC Bulletin Board.

     As a result of filing this registration statement, the Company will be obligated to file with the Securities and Exchange Commission ("SEC") certain interim and periodic reports including an annual report containing audited financial statements. The Company anticipates that it will continue to file such reports as required under the Exchange Act.

     After this registration statement is cleared by the SEC, the Company will seek business opportunities. Such opportunities may come to the Company's attention from various sources, including professional advisers such as attorneys and accountants, venture capitalists, and members of the financial community, and others who may present unsolicited proposals. No assurance can be given that the Company will be successful in finding or acquiring a desirable business opportunity, given that no funds are available for acquisitions, or that any acquisition that occurs will be on terms that are favorable to the Company or its stockholders.

     To date, the Company has neither identified any business opportunity that it plans to pursue, nor have the Company's officers and directors had any preliminary contact or discussion with any specific candidate for acquisition. There are no agreements, proposals, arrangements, or understandings with any representatives of the owners of any business or company regarding the possibility of an acquisition transaction. In addition, there are no business combinations or mergers pending or that have occurred involving the Company. There can be no assurance that the Company's proposed plan of operation will be successful.

     The Company is a "blank check" company, whose business plan is to seek, investigate, and, if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance stockholder value. The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership.
The Company has no capital, and it is unlikely that the Company will be able to take advantage of more than one such business opportunity. The Company intends to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings.

     The SEC and certain states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. The Company does not intend to undertake any offering of the Company's securities, either debt or equity, until such time as the Company has successfully implemented its business plan described herein. The Company will not undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan and it is no longer classified as a blank check
company.    Further, the Company's officers and directors have
expressed their intention not to sell their respective shares of the Company's common stock except in connection with or following a business combination resulting in the Company no longer being classified as a blank check company.

     The Company's plans are in the conceptual stage only. There is no relationship between the particular name of the Company and the Company's intended business plan. If successful in completing a merger or acquisition, the Company expects that it would change its name to reflect the marketing goals of the business combination.

ITEM 2. PLAN OF OPERATION.

     The following plan of operation is based upon, and should be read in conjunction with, its audited financial statements and related notes included elsewhere in this Form 10-SB/A, which have been prepared in accordance with accounting principles generally accepted in the United States.

     The Company's purpose is to seek, investigate and, if such investigation warrants, merge or acquire an interest in business opportunities presented to it by persons or companies who or which desire to seek the perceived advantages of a Securities Exchange Act of 1934 registered corporation. As of the date of this registration statement, the Company has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition, and neither the Company's officer and director nor any promoter and affiliate has engaged in any negotiations with any representatives of the owners of any business or company regarding the possibility of a merger or acquisition between the Company and such other company.

Management.

     The Company is in the development stage and currently has no full-time employees. Sam Shlomo Elimelech and Gai Mar-Chaim are the Company's only officers and directors. The officers and directors have agreed to allocate a portion of their time to the activities of the Company after the effective date of the registration statement without compensation. Potential conflicts may arise with respect to the limited time commitment by these individuals and the potential demands of the Company's activities. See Item 7, "Certain Relationships and Related Transactions."

     The amount of time spent by the officers and directors on the activities of the Company is not predictable. Such time may vary widely from an extensive amount when reviewing a target company to an essentially quiet time when activities of management focus elsewhere, or some amount in between. It is impossible to predict with any precision the exact amount of time these individuals will actually be required to spend to locate a suitable target company. The officers and directors estimate that the business plan of the Company can be implemented by devoting approximately 10 to 25 hours per month over the course of several months but such figure cannot be stated with precision.

Search for Business Opportunities.

     The Company's search will be directed toward small and medium-sized enterprises, which have a desire to become reporting corporations and which are able to provide audited financial statements. The Company does not propose to restrict its search for investment opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of its limited resources. This includes industries such as service, manufacturing, high technology, product development, medical, communications and others. The Company's discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors. No assurance can be given that the Company will be successful in finding or acquiring a desirable business opportunity, and no assurance can be given that any acquisition, which does occur, will be on terms that are favorable to the Company or its current stockholders. Business opportunities may come to the Company's attention from various sources, including professional advisers such as attorneys and accountants, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company does not intend to pay any finder's fee in connection with any such transaction.

     The Company may merge with a company that has retained one or more consultants or outside advisors. In that situation, the Company expects that the business opportunity will compensate the consultant or outside advisor. As of the date of this filing, there have been no discussions, agreements or understandings with any representatives of the owners of any business or company regarding the possibility of a merger or acquisition between the Company and such other company. Consequently, the Company is unable to predict how the amount of such compensation be calculated at this time. The officers and directors of the Company will not receive any such compensation from the target company.

     The Company will not restrict its search to any specific kind of firm, but may acquire a venture which is in its preliminary or development stage, one which is already in operation, or in a more mature stage of its corporate existence. The acquired business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated the merger or acquisition transaction. There are no loan arrangements or arrangements for any financing whatsoever relating to any business opportunities. Management intends to seek such businesses in the international marketplace.

Evaluation of Business Opportunities.

     The analysis of business opportunities will be under the supervision of the Company's officers and directors. In analyzing prospective business opportunities, management will consider such matters as available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable, but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of a variety of factors, including, but not limited to, the possible need to expand substantially, shift marketing approaches, change product emphasis, change or substantially augment management, raise capital and the like.

     Management intends to meet personally with management and key personnel of the target business entity as part of its investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors.

     Prior to making a decision to participate in a business opportunity, the Company will generally request that it be provided with written materials regarding the business opportunity containing as much relevant information as possible. Including, but not limited to, such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during the relevant periods; a description of present and required facilities;, an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available at that time, unaudited financial statements, together with reasonable assurance that audited financial statements would be able to be produced within a required period of time; and the like.

     The Company is subject to the reporting requirements of the Exchange Act sixty days after filing the initial registration statement on Form 10-SB. Under the Exchange Act, any merger or acquisition candidate will become subject to the same reporting requirements of the Exchange Act as the Company following consummation of any merger or acquisition. Thus, in the event the Company successfully completes the acquisition of or merger with an operating business entity, that business entity must provide audited financial statements for at least two most recent fiscal years or, in the event the business entity has been in business for less than two years, audited financial statements will be required from the period of inception. Acquisition candidates that do not have or are unable to obtain the required audited statements may not be considered appropriate for acquisition. The Company will not acquire or merge with any entity that cannot provide audited financial statements at or within a required period of time after closing of the proposed transaction. The audited financial statements of the acquired company must be furnished within 64 days following the effective date of a business combination.

     When a non-reporting company becomes the successor of a reporting company by merger, consolidation, exchange of securities, and acquisition of assets or otherwise, the successor company is required to provide in a Form 8-K12g-3 current report the same kind of information that would appear in a registration statement, including audited and pro forma financial statements. The SEC treats these Form 8-K12g-3 filings in the same way it treats the registration statements on Form 10-SB filings. The SEC subjects them to its standards of review selection, and the SEC may issue substantive comments on the sufficiency of the disclosures represented. If the Company enters into a business combination with a non-reporting company, such non-reporting company will not receive reporting status until the SEC has determined that it will not review the 8-K12g-3 filing or all of the comments have been cleared by the SEC.

     Management believes that various types of potential merger or acquisition candidates might find a business combination with the Company to be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current stockholders, acquisition candidates which have long-term plans for raising capital through public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates, who have a need for an immediate cash infusion, are not likely to find a potential business combination with the Company to be an attractive alternative. Nevertheless, the Company has not conducted market research and is not aware of statistical data that would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

     The Company is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more. There can also be no assurances that we are able to successfully pursue a business opportunity. In that event, there is a substantial risk to the Company that failure to complete a business combination will significantly restrict its business operation and force management to cease operations and liquidate the Company.

Acquisition of a Business Opportunity.

     In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another entity. It may also acquire stock or assets of an existing business. In connection with a merger or acquisition, it is highly likely that an amount of stock constituting control of the Company would either be issued by the Company or be purchased from the current principal stockholder of the Company by the acquiring entity or its affiliates, and accordingly, the stockholders of the target company, typically, become the majority of the stockholders of the combined company, the board of directors and officers of the target company become the new board and officers of the combined company and often the name of the target company becomes the name of the combined company. There are currently no arrangements that would result in a change of control of the Company.

     It is anticipated that any securities issued as a result of consummation of a business combination will be issued in reliance upon one or more exemptions from registration under applicable federal and state securities laws to the extent that such exemptions are available. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. Until such time as this occurs, the Company will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market may have a depressive effect on the market value of the Company's securities in the future if such a market develops, of which there is no assurance. There have been no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities.

     While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a "tax-free" reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended. In order to obtain tax-free treatment, it may be necessary for the owners of the surviving entity to own 80% or more of the voting stock of the surviving entity. In this event, the stockholders of the Company would retain less than 20% of the issued and outstanding shares of the surviving entity, which could result in significant dilution in the equity of such stockholders. However, treatment as a tax-free reorganization will not be a condition of any future business combination and if it is not the case, the Company will not obtain an opinion of counsel that the reorganization will be tax-free.

     With respect to any merger or acquisition, negotiations with target company management are expected to focus on the percentage of the Company that the target company stockholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's major stockholder will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's majority stockholder at such time.

     The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing, outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, and will include miscellaneous other terms.

     It is anticipated that the Company will not be able to diversify, but will essentially be limited to the acquisition of one business opportunity because of the Company's current lack of financing. This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase the Company's securities.

     There are no present plans, proposals, arrangements or understandings to offer the shares of the post-merger companies to third parties if any mergers occur, and there is no a marketing plan to distribute the shares of the post-merger companies to third parties. The officers and directors of the Company have not had any preliminarily contact, agreements or understandings with anyone to help sell these shares.

     The Company intends to seek to carry out its business plan as discussed herein. In order to do so, the Company needs to pay ongoing expenses, including particularly legal and accounting fees incurred in conjunction with preparation and filing of this registration statement, and in conjunction with future compliance with its on-going reporting obligations. Because the Company has no capital with which to pay these anticipated expenses, the officers and directors of the Company have agreed that they will, on behalf of the Company, pay all expenses of the Company as they may be incurred with their funds. Such payments will be made without expectation of repayment unless the owners of the business which the Company acquires or merges with agree to repay all or a portion of such expenses. There is no minimum or maximum amount the officers and directors will pay on behalf of the Company. The officers and directors have agreed to continue to pay those expenses until the Company completes a business combination. Should the officers and directors fail to pay such expenses, the Company has not identified any alternative sources, there is substantial doubt about the Company's ability to continue as a going concern. The Company currently does not intend to raise funds, either debt or equity, from investors while the Company is a blank check company, and the Company will not borrow any funds to make any payments to the Company's promoter, management or his affiliates or associates.

     The Company does not intend to make any loans to any prospective merger or acquisition candidates or unaffiliated third parties.

Investment Company Act of 1940.

     Although the Company is subject to regulation under the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be primarily engaged in the business of investing or trading in securities. In the event the Company engages in a business combination that results in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the SEC as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

     As the controlling stockholder of the Company, Pangea Investments may participate in a business opportunity by purchasing, holding or selling the securities of such business. Pangea Investments does not, however, intend to engage primarily in such activities. Specifically, Pangea Investments intends to conduct its activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940, as amended, and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Company Act, and the regulations promulgated thereunder.

     Section 3(a) of the Investment Company Act contains the definition of an "investment company," excluding any entity that does not engage primarily in the business of investing, reinvesting or trading in securities, or that does not engage in the business of investing, owning, holding or trading "investment securities" (defined as "all securities other than government securities or securities of majority-owned subsidiaries") the value of which exceeds 40% of the value of its total assets (exclusive of government securities and cash items). Management of the Company believes that it is not deemed to be an investment company insofar as the Company will not be primarily engaged in the business of investing or trading in securities.

Risk Factors Connected with Plan of Operation.

(a)  Limited Prior Operations May Affect Ability of Company to
Survive.

     The Company has had very limited prior operations to date and has no record of revenue-producing operations. Consequently, there is only a limited operating history upon which to base an assumption that the Company will be able to achieve its business plans. In addition, the Company has only limited assets. As a result, there can be no assurance that the Company will generate significant revenues in the future; and there can be no assurance that the Company will operate at a profitable level. If the Company is unable to obtain or acquire a business and generate sufficient revenues so that it can profitably operate, the Company's business plan will not succeed. Accordingly, the Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered in connection with the establishment of a new business.

     The Company incurred a net loss of $7,270 for the period from inception (July 23, 2004) through January 12, 2005, a net loss of $8,655 for the three month ended March 31, 2005, and a net loss of $15,925 from inception (July 23, 2004) to March 31, 2005. As of March 31, 2005, the Company has an accumulated deficit of $15,925. These factors raise substantial doubt about the Company's ability to continue as a going concern.

(b)  There is no Agreement for a Business Combination and No
Minimum Requirements for a Business Combination.

     The Company has no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. No particular industry or specific business within an industry has been selected for a target company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria that it will require a target company to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics. There is no assurance that the Company will be able to negotiate a business combination on terms favorable to the Company.

(c)  There is a Scarcity of and Competition for Business
Opportunities and Combinations.

     The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies that may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete in seeking merger or acquisition candidates with other public "blank check" companies, some of which may also have funds available for use by an acquisition candidate.

(d)  No Assurance of Funding Even if There is a Business
Combination.

     There is no guarantee that funding sources, or any others, will be available in the future, or that they will be available on favorable terms. In addition, this funding amount may not be adequate for the Company to fully implement its business plan. Thus, the ability of the Company to continue as a going concern is dependent on additional sources of capital and the success of the Company's business plan. Regardless of whether the Company's cash assets prove to be inadequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuance of stock in lieu of cash.

     If funding is insufficient at any time in the future, the Company may not be able to take advantage of business opportunities or respond to competitive pressures, or may be required to reduce the scope of its planned product development and marketing efforts, any of which could have a negative impact on its business and operating results. In addition, insufficient funding may have a material adverse effect on the Company's financial condition, which could require the company to:

     - curtail operations significantly;

     - sell assets;

     - seek arrangements with strategic partners or other parties that may require the Company to relinquish significant rights to products, technologies or markets; or

     - explore other strategic alternatives including a merger or sale of the Company.

     To the extent that the Company raises additional capital through the sale of equity or convertible debt securities, the issuance of such securities may result in dilution to existing stockholders. If additional funds are raised through the issuance of debt securities, these securities may have rights, preferences and privileges senior to holders of common stock and the terms of such debt could impose restrictions on the Company's operations. Regardless of whether the Company's access to financing proves to be inadequate to meet the Company's operational needs, the Company may seek to compensate providers of services by issuance of stock in lieu of cash, which may also result in dilution to existing stockholders.

(e)  Reporting Requirements May Delay or Preclude Acquisition.

     Pursuant to the requirements of Section 13 of the Exchange Act, the Company is required to provide certain information about significant acquisitions including audited financial statements of the acquired company. These audited financial statements must be furnished within 64 days following the effective date of a business combination. Obtaining audited financial statements is the economic responsibility of the target company. The additional time and costs that may be incurred by some potential target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Notwithstanding a target company's agreement to obtain audited financial statements within the required time frame, such audited financials may not be available to the Company at the time of effecting a business combination. In cases where audited financials are unavailable, the Company will have to rely upon unaudited information that has not been verified by outside auditors in making its decision to engage in a transaction with the business entity. This risk increases the prospect that a business combination with such a business entity might prove to be an unfavorable one for the Company.

(f)  Regulation Under Investment Company Act.

     In the event the Company engages in business combinations that result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the SEC as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject the Company to material adverse consequences.

(g)  Probable Change in Control and Management.

     In conjunction with completion of a business acquisition, it is anticipated that the Company will issue an amount of the Company's authorized but unissued common stock that represents the greater majority of the voting power and equity of the Company, which will, in all likelihood, result in stockholders of a target company obtaining a controlling interest in the Company. As a condition of the business combination agreement, the current majority stockholder of the Company may agree to sell or transfer all or a portion of the Company's common stock he owns so to provide the target company with majority control. The resulting change in control of the Company will likely result in removal of the present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

(h)  Possible Dilution of Value of Shares Upon a Business
Combination.

     A business combination normally will involve the issuance of a significant number of additional shares. Depending upon the value of the assets acquired in such business combination, the per share value of the Company's common stock may increase or decrease, perhaps significantly.

(i)  Independent Auditors Have Expressed Substantial Doubt
Ability to Continue as a Going Concern.

     In its report dated January 23, 2005, the Company's independent auditor stated that the financial statements for the period ended January 12, 2005 were prepared assuming that the company would continue as a going concern. The Company's ability to continue as a going concern is an issue raised as a result of cash flow constraint, an accumulated deficit, and recurring losses from operations. The Company continues to experience net losses. The Company's ability to continue as a going concern is subject to the ability to execute a business combination and thereafter to generate a profit and/or obtain necessary funding from outside sources, including obtaining additional funding from the sale of the Company's securities, increasing sales or obtaining loans from various financial institutions where possible. The continued net losses and stockholders' deficit increases the difficulty in meeting such goals and there can be no assurances that such methods will prove successful.

(j)  Control by Majority Stockholder, and Officers and Directors,
Over Affairs of the Company May Override Wishes of Other Stockholders.

     The majority stockholder of the Company owns common stock equal to approximately 90% of the outstanding shares of the Company's common stock. As a result, this stockholder has the ability to exercise significant influence over all matters requiring stockholder approval. In addition, all decisions with respect to the management of the Company will be made exclusively by the officers and directors of the Company. Investors will only have rights associated with stockholders to make decisions that affect the Company. Accordingly, it could be difficult for the investors hereunder to effectuate control over the affairs of the Company.

     Therefore, the success of the Company, to a large extent, will depend on the quality of the directors and officers of the Company. Accordingly, no person should invest in the Company unless he is willing to entrust all aspects of the management of the company to the officers and directors.

(k) Loss of Any of Current Management Could Have Adverse Impact on Business and Prospects for Company.

     The Company's success may be dependent upon the hiring of qualified administrative personnel. None of the Company's officers and directors has an employment agreement with the Company; therefore, there can be no assurance that these personnel will remain employed by the Company after the termination of such agreements. Should any of these individuals cease to be affiliated with the Company for any reason before qualified replacements could be found, there could be material adverse effects on the Company's business and prospects in that replacement personnel may not understand the proposed business of the company. Also, the Company does not carry any key person insurance on any of the officers and directors of the Company.

(l)  Potential Conflicts of Interest May Affect Ability of
Officers and Directors to Make Decisions in the Best Interests of Company.

     The officers and directors have other interests to which they devote time, either individually or through partnerships and corporations in which they have an interest, hold an office, or serve on boards of directors, and each will continue to do so notwithstanding the fact that management time may be necessary to the business of the Company. As a result, certain conflicts of interest may exist between the Company and its officers and/or directors that may not be susceptible to resolution.

     In addition, conflicts of interest may arise in the area of corporate opportunities that cannot be resolved through arm's length negotiations. All of the potential conflicts of interest will be resolved only through exercise by the directors of such judgment as is consistent with their fiduciary duties to the Company. It is the intention of management, so as to minimize any potential conflicts of interest, to present first to the board of directors of the Company any proposed transaction for its evaluation.

(m) Limitations on Liability, and Indemnification, of Directors and Officers May Result in Expenditures by Company.

     The Company's articles of incorporation include provisions to eliminate, to the fullest extent permitted by the Nevada Revised Statutes as in effect from time to time, the personal liability of directors of the Company for monetary damages arising from a breach of their fiduciary duties as directors.
The bylaws of the Company also include provisions to the effect that the Company may indemnify any director, officer, or employee. Any limitation on the liability of any director, or indemnification of directors, officer, or employees, could result in substantial expenditures being made by the Company in covering any liability of such persons or in indemnifying them.

(n)  Absence of Cash Dividends May Affect Investment Value of
Company's Stock.

     The Board of Directors does not anticipate paying cash dividends on the common stock for the foreseeable future and intends to retain any future earnings to finance the growth of the Company's business. Payment of dividends, if any, will depend, among other factors, on earnings, capital requirements and the general operating and financial conditions of the Company as well as legal limitations on the payment of dividends out of paid-in capital.

(o) No Cumulative Voting May Affect Ability of Some Stockholders to Influence Mangement of Company.

     Holders of the shares of common stock of the Company are not entitled to accumulate their votes for the election of directors or otherwise. Accordingly, the holders of a majority of the shares present at a meeting of stockholders will be able to elect all of the directors of the Company, and the minority stockholders will not be able to elect a representative to the Company's board of directors.

(p)  No Assurance of Public Trading Market and Risk of Low Priced
Securities May Affect Market Value of Company's Stock.

     The SEC has adopted a number of rules to regulate "penny stocks." Such rules include Rule 3a51-1 and Rules 15g-1 through 15g-9 under the Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules (as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, largely traded in the Over the Counter Bulletin Board or the Pink Sheets), the rules would apply to the Company and to its securities.

     The SEC has adopted Rule 15g-9 which established sales practice requirements for certain low price securities. Unless the transaction is exempt, it shall be unlawful for a broker or dealer to sell a penny stock to, or to effect the purchase of a penny stock by, any person unless prior to the transaction: (i) the broker or dealer has approved the person's account for transactions in penny stock pursuant to this rule and (ii) the broker or dealer has received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stock, the broker or dealer must: (a) obtain from the person information concerning the person's financial situation, investment experience, and investment objectives; (b) reasonably determine that transactions in penny stock are suitable for that person, and that the person has sufficient knowledge and experience in financial matters that the person reasonably may be expected to be capable of evaluating the risks of transactions in penny stock; (c) deliver to the person a written statement setting forth the basis on which the broker or dealer made the determination (i) stating in a highlighted format that it is unlawful for the broker or dealer to affect a transaction in penny stock unless the broker or dealer has received, prior to the transaction, a written agreement to the transaction from the person; and (ii) stating in a highlighted format immediately preceding the customer signature line that (iii) the broker or dealer is required to provide the person with the written statement; and (iv) the person should not sign and return the written statement to the broker or dealer if it does not accurately reflect the person's financial situation, investment experience, and investment objectives; and (d) receive from the person a manually signed and dated copy of the written statement. It is also required that disclosure be made as to the risks of investing in penny stock and the commissions payable to the broker-dealer, as well as current price quotations and the remedies and rights available in cases of fraud in penny stock transactions. Statements, on a monthly basis, must be sent to the investor listing recent prices for the Penny Stock and information on the limited market.

     There has been no public market for the common stock of the Company. The Company intends to have a market maker file an application on behalf of the Company with the Over the Counter Bulletin Board in order to make a market in the Company's common stock. However, until this happens, if the market maker is successful with such application, and even thereafter, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the market value of the Company's securities. The regulations governing penny stocks, as set forth above, sometimes limit the ability of broker-dealers to sell the Company's common stock and thus, ultimately, the ability of the investors to sell their securities in the secondary market.

     Potential stockholders of the Company should also be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses.

(q)  Failure to Maintain Market Makers May Affect Value of
Company's Stock.

     If the Company attains listing on the Over the Counter Bulletin Board and thereafter is unable to maintain a National Association of Securities Dealers, Inc. member broker/dealers as market makers, the liquidity of the common stock could be impaired, not only in the number of shares of common stock which could be bought and sold, but also through possible delays in the timing of transactions, and lower prices for the common stock than might otherwise prevail. Furthermore, the lack of market makers could result in persons being unable to buy or sell shares of the common stock on any secondary market. There can be no assurance the Company will be able to maintain such market makers.

(r)  Shares Eligible For Future Sale.

     All of the outstanding shares of common stock of the Company have been issued in reliance on the private placement exemption under the Securities Act of 1933. Such shares will not be available for sale in the open market without separate registration. If a substantial number of the shares owned by these stockholders were sold pursuant to a registered offering, the market price of the common stock at that time could be adversely affected.

Forward Looking Statements.

     This Form 10-SB/A registration statement contains "forward looking statements" within the meaning of Rule 175 of the Securities Act of 1933, as amended, and Rule 3b-6 of the Securities Act of 1934, as amended. The words "believe," "expect," "anticipate," "intends," "forecast," "project," and similar expressions identify forward-looking statements. These are statements that relate to future periods and include, but are not limited to, statements as to the Company's estimates as to the adequacy of its capital resources, its need and ability to obtain additional financing, and its critical accounting policies. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. These forward-looking statements speak only as of the date hereof. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

ITEM 3.  DESCRIPTION OF PROPERTY.

     The Company has no properties and at this time has no agreements to acquire any properties. The Company currently maintains a mailing address at the office of its corporate agent, Corporate Service Center, located at 350 South Center Street, Suite 500, Reno, Nevada 89501. The Company pays an annual fee for use of this address and a telephone number. These offices are currently adequate for the needs of the Company.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth information regarding the beneficial ownership of shares of the Company's common stock as of March 31, 2005 (110,000) by (i) all stockholders known to the Company to be beneficial owners of more than 5% of the outstanding common stock; and (ii) all of the current directors and executive officers of the Company as a group:

Title of Class    Name and Address of                Amount of       Percent of
                   Beneficial Owner                  Beneficial        Class
                                                     Ownership (1)

Common Stock      Pangea Investments                 100,000 (2)        90.91%
                  GmbH, 160
                  Churerstrasse, CH-
                  8088 Pfaffikon/SZ,
                  Switzerland (1)

Common Stock      Brian Faulkner,                     10,000             9.09%
                  27127 Calle Arroyo, Suite 1923,
                  San Juan Capistrano, California
                  92675

Common Stock      Sam Shlomo                               0             0.00%
                  Elimelech, 160
                  Churerstrasse, CH-
                  8088 Pfaffikon/SZ,
                  Switzerland

Common Stock      Gai Mar-Chaim,                           0             0.00%
                  160
                  Churerstrasse, CH-
                  8088 Pfaffikon/SZ,
                  Switzerland

Common Stock      Shares of all directors and              0             0.00%
                  executive officers as a group (2
                  persons)

(1) Each person has sole voting power and sole dispositive power as to all of the shares shown as beneficially owned by them.
None of these individuals holds any convertible securities.

(2) This stockholder is controlled by Ralph W. Marthaler. The officers and directors of the Company own no equity interest in the stockholder or have any control over the voting or disposition of the shares owned in the Company.

     Neither the officers and directors of the Company, nor any company they directly or indirectly control, has entered into any arrangements, agreements (including derivative agreements), or contracts that give or will give anyone else an interest in the Company. The officers and directors have not used the shares of this Company to secure a loan.

ITEM 5.  DIRECTORS, OFFICERS, PROMOTERS, AND CONTROL PERSONS.

     The names, ages, and respective positions of the directors and executive officers of the Company are set forth below; there are no other promoters or control persons of the Company. The directors named below will serve until the next annual meeting of the Company's stockholders or until their successors are duly elected and qualified. Directors are elected for a one-year term at the annual stockholders' meeting. Officers will hold their positions at the will of the board of directors, absent any employment agreement. There are no arrangements, agreements or understandings between non-management stockholders and management under which non-management stockholders may directly or indirectly participate in or influence the management of the Company's affairs.

     A company in which the officers and directors are employed, Enterprise Capital AG, is subject to a legal proceeding. Enterprise has a financial dispute with iBIZ Technology Corp., a publicly traded company headquartered in Phoenix Arizona. iBIZ filed a lawsuit against Enterprise and its affiliates for $400,000 for unsupplied ViKey units in the court of Tel-Aviv, Israel. Enterprise filed a counter lawsuit for $1,150,000 in the same court for unpaid invoices and loans due from iBIZ to Enterprise. There may be a risk of iBIZ winning the case and the court may dismiss the claims by Enterprise. In such case Enterprise will pay the total sum of $400,000 to iBIZ.

     Pangea Investments GmbH, and its subsidiary Enterprise, are the subject of a lawsuit filed by VKB Inc. based upon $90,000 allegedly due to VKB by Enterprise in connection with certain intellectual properties (the virtual keyboard); Enterprise has filed a counterclaim in this action. Messrs Elimelech and Mar-Chain have also been named in this action.

(a)  Sam Shlomo Elimelech, President/Director.

     Mr. Elimelech, age 47, has executive and multidisciplinary technical experience and has founded and led several hi-tech companies in the communication field. During the period of 1982 to 2000, he had extensive executive, management and technical experience in telecommunications. From January 2000 to June 2002, Mr. Elimelech served as a director and CEO of Impact Active Team providing executive consulting for the company's turn-around process up to an IPO. For the period of July 2002 to the present, he has served as an investment manager Pangea Investments GmbH's office in Israel, and from July 2003 to the present, he has been an investment manager in Pangea's subsidiary's, Enterprise Capital AG.

(b)  Gai Mar-Chaim, Secretary/Treasurer/Director.

     Mr. Mar-Chaim, age 42, has extensive experience of 17 years in strategic planning for more than 300 hi-tech companies. In May 1987 he joined P.O.C., a leading management-consulting firm in Israel, an affiliate of Arthur D. Little, and managed its technology & industrial division. In January 2000, Mr. Mar-Chaim joined Fantine Group, a business development and venture capital group, and managed its management consulting practice; in December 2000, he left this firm to resume his consulting activities at P.O.C. In June 2002 he joined Pangea Investments GmbH, a Swiss-based investment company, as an investment manager in its Israel office and in July 2003 joined Enterprise Capital AG as an investment manager. Mr. Mar-Chaim holds a Masters of Business Administration (finance) degree from Tel Aviv University.

     The two directors/officers of the Company have no prior experience with a blank check company.

ITEM 6.  EXECUTIVE COMPENSATION.

     (a) The current officers and directors have not received any compensation to date. They will not be remunerated until the Company turns profitable.

     (b) There are no annuity, pension or retirement benefits proposed to be paid to officers, directors, or employees of the Company in the event of retirement at normal retirement date as there is no existing plan provided for or contributed to by the Company.

     (c) No remuneration is proposed to be paid in the future directly or indirectly by the Company to any officer or director since there is no existing plan that provides for such payment, including a stock option plan.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Other than as set forth below, there are no relationships, transactions, or proposed transactions to which the Company was or is to be a party, in which any of the named persons set forth previously had or is to have a direct or indirect material interest.

     The officers and directors of the Company are engaged in other businesses, either individually or through partnerships and corporations in which they have an interest, hold an office, or serve on a board of directors. As a result, certain potential conflicts of interest, such as those set forth above with the transactions, may arise between the Company and its officers and directors. The Company will attempt to resolve such conflicts of interest in favor of the Company by carefully reviewing each proposed transaction to determine its fairness to the Company and its shareholders and whether the proposed terms of the transaction are at least as favorable as those which could be obtained from independent sources. The officers and directors of the Company are accountable to it and its shareholders as fiduciaries, which requires that such officers and directors exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of the Company or on behalf of itself and other similarly situated shareholders to recover damages or for other relief in cases of the resolution of conflicts that are in any manner prejudicial to the Company.

ITEM 8.  DESCRIPTION OF SECURITIES.

Common Stock.

     The authorized capital stock of the Company consists of 500,000,000 shares of common stock, par value $0.001. The holders of the common stock:

     (a) have equal ratable rights to dividends from funds legally available therefore, when, as, and if declared by the Board of Directors of the Company;

     (b) are entitled to share ratably in all of the assets of the Company available for distribution upon winding up of the affairs of the Company; and

     (c) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of stockholders.

     These securities do not have any of the following rights:

     (a)  cumulative or special voting rights;

     (b)  preemptive rights to purchase in new issues of shares;

     (c)  preference as to dividends or interest;

     (d) preference upon liquidation; or

     (e) any other special rights or preferences. In addition, the Shares are not convertible into any other security.

There are no restrictions on dividends under any loan or other financing arrangements or otherwise.

     The Company's authorized but unissued common stock currently consists of 499,890,000 shares. One effect of the existence of authorized but unissued capital stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby to protect the continuity of the Company's management. If, in the due exercise of its fiduciary obligations, for example, the Board of Directors were to determine that a takeover proposal was not in the Company's best interests, such shares could be issued by the Board of Directors without stockholder approval in one or more private placements or other transactions that might prevent, or render more difficult or costly, completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder or stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

Preferred Stock.

     The Company also has authorized 10,000,000 shares of preferred stock, par value $0.001. The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Nevada, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the stockholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, the Company has no plans to either issue any preferred stock nor adopt any series, preferences or other classification of preferred stock.

     The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules.

Non-Cumulative Voting.

     The holders of shares of common stock of the Company will not have cumulative voting rights, which means that the holders of more than 50% of such outstanding Shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining Shares will not be able to elect any of the Company's directors.

Dividends.

     The Company does not currently intend to pay cash dividends. Because the Company does not intend to make cash distributions, potential stockholders would need to sell their shares to realize a return on their investment. There can be no assurances of the projected values of the shares, or can there be any guarantees of the success of the Company.

     A distribution of revenues will be made only when, in the judgment of the Company's board of directors, it is in the best interest of the Company's stockholders to do so. The board of directors will review, among other things, the financial status of the Company and any future cash needs of the Company in making its decision.

Transfer Agent.

     The Company has engaged the services of Pacific Stock
Transfer Company, 500 East Warm Springs Road, Suite 240, Las
Vegas, Nevada 89119,to act as transfer agent and registrar for the Company.

PART II.

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information.

     Currently, there is no public trading market for the Company's common stock. In order to qualify for listing on the Over the Counter Bulletin Board, the Company must comply with the eligibility rules of the Bulletin Board (that is, all listed companies must be reporting companies), and accordingly the Company is filing this Form 10-SB/A Registration Statement with the Securities and Exchange Commission.

Holders of Common Equity.

     As of March 31, 2005, there were two stockholders of record of the Company's common stock.

Dividends.

     The Company has not declared or paid a cash dividend to stockholders since it was organized. The Board of Directors presently intends to retain any earnings to finance the Company's operations and does not expect to authorize cash dividends in the foreseeable future. Any payment of cash dividends in the future will depend upon the Company's earnings, capital requirements and other factors.

ITEM 2.  LEGAL PROCEEDINGS.

     None.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     Not Applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     On January 10, 2005, the Company issued a total of 110,000 shares of common stock to the founding stockholder of the Company and to the Company's attorney. The shares were valued at a total of $110.00, or $0.001 per share.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Limitation of Liability.

(a)  Articles of Incorporation and Bylaws.

     There are no provisions in the Company's bylaws with respect to liability of a director. The articles of incorporation contain the following provisions with respect to liability of directors and officers:

     "No Director of this Corporation shall have personal liability to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a Director or officer involving any act or omission of any such Director or officer. The foregoing provision shall not eliminate or limit the liability of a Director (i) for any breach of the Director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or, which involve intentional misconduct or a knowing violation of law, (iii) under applicable
Sections of the Nevada Revised Statutes, (iv) the payment of dividends in violation of Section 78.300 of the Nevada Revised
Statutes or, (v) for any transaction from which the Director derived an improper personal benefit. Any repeal or modification of this Article by the stockholders of the Corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a Director or officer of the Corporation for acts or omissions prior to such repeal or modification."

(b)  Nevada Revised Statutes.

     "NRS 78.138 Directors and officers: Exercise of powers;
performance of duties; presumptions and considerations; liability to corporation and stockholders.

     (7)  Except as otherwise provided in NRS 35.230, 90.660,
91.250, 452.200, 452.270, 668.045 and 694A.030, a director or officer is not individually liable to the corporation or its stockholders for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that:

     (a) His act or failure to act constituted a breach of his fiduciary duties as a director or officer; and

     (b) His breach of those duties involved intentional misconduct, fraud or a knowing violation of law."

Indemnification.

(a)  Articles of Incorporation and Bylaws.

     There are no provisions in the articles of incorporation with regard to indemnification. The bylaws of the Company provide the following with respect to indemnification:

     "Section 1. Definitions. For purposes of this Article, "Indemnitee" shall mean each Director or Officer who was or is a party to, or is threatened to be made a party to, or is otherwise involved in, any Proceeding (as hereinafter defined), by reason of the fact that he or she is or was a Director or Officer of this Corporation or is or was serving in any capacity at the request of this Corporation as a Director, Officer, employee, agent, partner, or fiduciary of, or in any other capacity for, another corporation, partnership, joint venture, trust, or other enterprise. The term "Proceeding" shall mean any threatened, pending or completed action or suit (including, without limitation, an action, suit or proceeding by or in the right of this Corporation), whether civil, criminal, administrative or investigative.

     Section 2. Indemnification. Each Indemnitee shall be indemnified and held harmless by this Corporation for all actions taken by him or her, and for all omissions (regardless of the date of any such action or omission), to the fullest extent permitted by Nevada law, against all expense, liability and loss (including, without limitation, attorney fees, judgments, fines, taxes, penalties, and amounts paid or to be paid in settlement) reasonably incurred or suffered by the Indemnitee in connection with any Proceeding. Indemnification pursuant to this Section shall continue as to an Indemnitee who has ceased to be a Director or Officer and shall inure to the benefit of his or her heirs, executors and administrators. This Corporation may, by action of its Board of Directors, and to the extent provided in such action, indemnify employees and other persons as though they were Indemnitees. The rights to indemnification as provided in this Article shall be non-exclusive of any other rights that any person may have or hereafter acquire under an statute, provision of this Corporation's Articles of Incorporation or Bylaws, agreement, vote of stockholders or Directors, or otherwise.

     Section 3. Financial Arrangements. This Corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a Director, Officer, employee or agent of this Corporation, or is or was serving at the request of this Corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him or her and liability and expenses incurred by him or her in such capacity, whether or not this Corporation has the authority to indemnify him or her against such liability and expenses.

     The other financial arrangements which may be made by this Corporation may include, but are not limited to, (a) creating a trust fund; (b) establishing a program of self-insurance; (c) securing its obligation of indemnification by granting a security interest or other lien on any of this Corporation's assets, and
(d) establishing a letter of credit, guarantee or surety. No financial arrangement made pursuant to this section may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud, or a knowing violation of law, except with respect to advancing expenses or indemnification ordered by a court. Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by this Corporation or any other person approved by the Board of Directors, even if all or part of the other person's stock or other securities is owned by this Corporation. In the absence of fraud:

     (a) the decision of the Board of Directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section, and the choice of the person to provide the insurance or other financial arrangement is conclusive; and

     (b) the insurance or other financial arrangement is not void or voidable; does not subject any Director approving it to personal liability for his action; and even if a Director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

     Section 4. Contract of Indemnification. The provisions of this Article relating to indemnification shall constitute a contract between this Corporation and each of its Directors and Officers, which may be modified as to any Director or Officer only with that person's consent or as specifically provided in this section. Notwithstanding any other provision of the Bylaws relating to their amendment generally, any repeal or amendment of this Article which is adverse to any Director or Officer shall apply to such Director or Officer only on a prospective basis and shall not limit the rights of an Indemnitee to indemnification with respect to any action or failure to act occurring prior to the time of such repeal or amendment. Notwithstanding any other provision of these Bylaws, no repeal or amendment of these Bylaws shall affect any or all of this Article so as to limit or reduce the indemnification in any manner unless adopted by (a) the unanimous vote of the Directors of this Corporation then serving, or (b) the stockholders as set forth in Article XII hereof; provided that no such amendment shall have retroactive effect inconsistent with the preceding sentence.

     Section 5. Nevada Law. References in this Article to Nevada law or to any provision thereof shall be to such law as it existed on the date these Bylaws were adopted or as such law thereafter may be changed; provided that (a) in the case of any change which expands the liability of an Indemnitee or limits the indemnification rights or the rights to advancement of expenses which this Corporation may provide, the rights to limited liability, to indemnification and to the advancement of expenses provided in this Corporation's Articles of Incorporation, these Bylaws, or both shall continue as theretofore to the extent permitted by law; and (b) if such change permits this Corporation, without the requirement of any further action by stockholders or Directors, to limit further the liability of Indemnitees or to provide broader indemnification rights or rights to the advancement of expenses than this Corporation was permitted to provide prior to such change, liability thereupon shall be so limited and the rights to indemnification and advancement of expenses shall be so broadened to the extent permitted by law."

(b)  Nevada Revised Statutes.

     "NRS 78.7502 Discretionary and mandatory indemnification of officers, directors, employees and agents: General provisions.

     1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he:

     (a) Is not liable pursuant to NRS 78.138 [directors and officers duty to exercise their powers in good faith and with a view to the interests of the corporation]; or

     (b) Acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable pursuant to NRS 78.138 or did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

     2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he:

     (a) Is not liable pursuant to NRS 78.138; or

     (b) Acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation.

Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

     NRS 78.751 Authorization required for discretionary indemnification; advancement of expenses; limitation on indemnification and advancement of expenses.

     1.  Any discretionary indemnification pursuant to NRS
78.7502, unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

     (a) By the stockholders;

     (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

     (c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

     (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

     2. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

     3. The indemnification pursuant to NRS 78.7502 and advancement of expenses authorized in or ordered by a court pursuant to this section:

     (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

     (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

     NRS 78.752 Insurance and other financial arrangements against liability of directors, officers, employees and agents.

     (1) A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

     (2) The other financial arrangements made by the corporation pursuant to subsection 1 may include the following:

     (a)  The creation of a trust fund.

     (b)  The establishment of a program of self-insurance.

     (c) The securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation.

     (d) The establishment of a letter of credit, guaranty or surety.

No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

     (3) Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by the corporation or any other person approved by the board of directors, even if all or part of the other person's stock or other securities is owned by the corporation.

     (4)  In the absence of fraud:

     (a) The decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and

     (b)  The insurance or other financial arrangement:

     (i)  Is not void or voidable; and

     (ii) Does not subject any director approving it to personal liability for his action, even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

     (5) A corporation or its subsidiary which provides self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of Title 57 of NRS."

PART F/S.

                     Child, Sullivan & Company
     A PROFESSIONAL CORPORATION OF CERTIFIED PUBLIC ACCOUNTANTS
   1284 West Flint Meadow Drive, Suite D, Kaysville, UT 8403
             Phone:  801-927-1337  Fax:  801-927-1344


      REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Andain, Inc.

We have reviewed the accompanying balance sheet of Andain, Inc.
as of March 31, 2005, and the related statements of operations, stockholders' deficit and cash flows for the three-month period then ended. All information included in these financial statements is the representation of the management of Andain, Inc.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with the Standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.


/s/  Child, Sullivan & Company
Child, Sullivan & Company
Kaysville, Utah
June 25, 2005


                                    ANDAIN, INC.
                            (A Development Stage Company)
                                    BALANCE SHEET
                                    MARCH 31, 2005
                                     (Unaudited)

ASSETS

Total Assets                                                         $       0

                         LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:
Accounts payable                                                         1,485

Note payable - stockholder (Note 5)                                     14,330

     Total Current Liabilities                                          15,815

 Total Liabilities                                                      15,815

Stockholders' Deficit (Note 4):
   Preferred stock at $0.001 par value; authorized
      10,000,000 shares; 0 shares issued and outstanding                     -

   Common stock at $0.001 par value; authorized
      500,000,000 shares; 110,000 shares issued and outstanding            110

Accumulated deficit                                                    (15,925)

   Total Stockholders' Deficit                                         (15,815)

     Total Liabilities and Stockholders' Deficit                             0

See accompanying notes and review report of independent registered public accounting firm


                                        ANDAIN, INC.
                              (A Development Stage Company)
                                STATEMENTS OF OPERATIONS
                                          (Unaudited)



                                                            For the Three      From Inception
                                                            Months Ended       (July 23, 2004)
                                                            March 31, 2005    to March 31, 2005
Revenue                                                     $         -        $         -

General and administrative,
organization and related expenses                                 8,655             15,925

Net Loss for the Period                                          (8,655)           (15,925)

Basic and Diluted Loss per Share                                 (0.089)
Weighted Average Number of Common Shares Outstanding             97,778


See accompanying notes and review report of independent registered public accounting firm


                                           ANDAIN, INC.
                                  (A Development Stage Company)
                                STATEMENT OF STOCKHOLDERS' DEFICIT
                       PERIOD OF JULY 23, 2004 (INCEPTION) TO MARCH 31, 2005
                                                (Unaudited)



                                                              Additional                        Total
                               Common Stock   Subscriptions     Paid-in       Accumulated   Stockholders'
                              Shares   Amount   Receivable      Capital         Deficit        Equity
Inception (July 23, 2004)           -  $     -    $      -      $      -        $      -       $      -

Net loss                                                                          (7,270)        (7,270)

Balance, December 31, 200           -        -           -             -          (7,270)        (7,270)

Common stock subscribed             -        -        (100)            -               -           (100)

Common stock issued at $0.001
for cash                      100,000      100           -             -               -            100

Common stock subscriptions
received                            -        -         100             -               -            100

Common stock issued
at $0.001 for legal services   10,000       10           -             -               -             10

Net loss                                                                          (8,655)        (8,655)

Balance, March 31, 2005       110,000      110           -             -         (15,925)       (15,815)


See accompanying notes and review report of independent registered public accounting firm


                                               ANDAIN, INC.
                                      (A Development Stage Company)
                                         STATEMENTS OF CASH FLOWS
                                               (Unaudited)

                                            For the Three     From Inception
                                            Months Ended      (July 23, 2004)
                                           March 31, 2005     to March 31, 2005

Operating Activities:
Net loss                                      $(8,655)           $(15,925)
Changes in operating assets
   and liabilities:
   Accounts payable                             1,485               1,485
   Shares issued for legal services                10                  10

     Net Cash Used in Operating Activities     (7,160)             14,430

Investing Activities:                               -
Financing Activities:
Shares issued for cash                            100                 100
Net advances from stockholder                   7,060              14,330
     Net Cash Provided by Financing Activities  7,160              14,430

Increase In Cash and Cash Equivalents               -                   -

Cash and Cash Equivalents At
   Beginning Of Period                              -                   -
Cash and Cash Equivalents At End Of Period          -                   -

Supplemental Schedule Of Cash Flow Activities:
   Cash Paid For:
      Interest                                      -                   -
      Income taxes                                  -                   -

See accompanying notes and review report of independent registered public accounting firm


                                  ANDAIN, INC.
                        (A Development Stage Company)
                         NOTES TO FINANCIAL STATEMENTS
                                 (Unaudited)

NOTE 1 - ORGANIZATION

Andain, Inc. ("Company") was incorporated under the laws of the State of Nevada on July 23, 2004 and has been inactive since inception. The Company intends to serve as a vehicle to effect an asset acquisition, merger, exchange of capital stock or other business combination with a domestic or foreign business.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - Development Stage Company.

The Company has not earned any revenue from operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 7. Among the disclosures required by SFAS No. 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operations and cash flows disclose activity since the date of the Company's inception.

Accounting Method and Interim Financial Reporting.

The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a fiscal year ending on December 31. The Company's management has determined that the accounting policies used to account for the interim period of the three months ended March 31, 2005 are in accordance with accounting principles generally accepted in the United States of America, applied on a consistent basis.

Provision for Taxes.

At March 31, 2005, the Company had net operating loss carryforwards of $15,925 that may be offset against future federal taxable income through 2025. No tax benefit has been reported with respect to these net operating loss carryforwards in the accompanying financial statements because the Company believes that realization is not likely. Accordingly, the potential tax benefits of the net loss carryforwards are fully offset by a valuation allowance.

The income tax benefit for the period ended March 31, 2005 differs from the amount computed at the federal statutory rates of approximately 35% as follows:

Income tax benefit at statutory rate            $        (3,029)
Valuation allowance                                       3,029

Total                                           $             -

Deferred tax assets (liabilities) at March 31, 2005 are comprised of the following:

Net operating loss carryforwards               $         5,574
Valuation allowance                                     (5,574)

Net                                            $             -

If substantial changes in the Company's ownership should occur, there would be an annual limitation of the amount of net operating loss carryforwards that may be utilized by the Company.

Cash Equivalents.

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Estimates.

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ significantly from those estimates.

Basic Loss Per Common Share

Basic loss per common share has been calculated based on the weighted average number of shares outstanding during the period .
There are no dilutive securities at March 31, 2005 for purposes of computing fully diluted earnings per share.

NOTE 3 - GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not established any source of revenue to cover its operating costs. The Company will engage in very limited activities without incurring any liabilities that must be satisfied in cash until a source of funding is secured. The Company will offer noncash consideration and seek equity lines as a means of financing its operations. If the Company is unable to obtain revenue producing contracts or financing or if the revenue or financing it does obtain is insufficient to cover any operating losses it may incur, it may substantially curtail or terminate its operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders.

NOTE 4 - STOCKHOLDERS' EQUITY

On December 10, 2004, the Board of Directors resolved to issue
110,000 shares of common stock at $0.001 per share to the
founders  of the Company.   The shares were issued on January 10,
2005 in exchange for $100 in cash and $10 of legal services.

Common Stock.

The holders of the Company's common stock:

     - have equal ratable rights to dividends from funds legally available for payment of dividends when, as and if declared by the board of directors;

     -are entitled to share ratably in all of the assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

     - do not have preemptive, subscription or conversion rights, or redemption or access to any sinking fund; and

     - are entitled to one non-cumulative vote per share on all matters submitted to stockholders for a vote at any meeting of stockholders.

The Company has authorized, but not issued, 10,000,000 shares of preferred stock at $.001 per share. The board of directors has the authority to establish and fix the designation, powers, or preferences of preferred shares without further vote by the stockholders.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company relies on its majority stockholder for payment of its expenses during its development stage. Reimbursement totaling $14,330 was owed the stockholder at March 31, 2005. Of the expenses, $10,020 was for legal fees incurred with the Company's attorney, who is a minority stockholder of the Company.

                         Child, Sullivan & Company
        A PROFESSIONAL CORPORATION OF CERTIFIED PUBLIC ACCOUNTANTS 1284 West Flint Meadow Drive, Suite D, Kaysville, UT 8403
                        Phone:  Fax:  801-927-1344

          REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Andain, Inc.

We have audited the balance sheet of Andain, Inc. (a development stage company) (the "Company"), as of January 12, 2005, and the related statements of operations, changes in stockholders' deficit and cash flows for the period from July 23, 2004
(inception) through January 12, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 12, 2005, and the results of its operations and its cash flows for the period from July 23, 2004 (inception) through January 12, 2005 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has accumulated a deficit since inception and is still considered a development stage company, as it has not yet obtained revenues from its planned principle operations. These factors raise substantial doubt about the Company's ability to meet its obligations and to continue as a going concern.
Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/  Child, Sullivan & Company
Child, Sullivan & Company
Kaysville, Utah
January 23, 2005


                                  ANDAIN, INC.
                         (A Development Stage Company)
                                 BALANCE SHEET
                                JANUARY 12, 2005


                                     ASSETS

Current Assets:
  Prepaid Expenses                                                    $    810

     Total Assets                                                     $    810

                     LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:
 Note payable - stockholder (Note 5)                                  $  8,070

     Total Current Liabilities                                           8,070

 Total Liabilities                                                       8,070

Stockholders' Deficit (Note 4):
Preferred stock at $0.001 par value; authorized
 10,000,000 Shares; 0 shares issued and outstanding                          -

Common stock at $0.001 par value; authorized
 500,000,000 Shares; 110,000 shares issued
 and outstanding                                                           110

Common stock subscriptions receivable                                     (100)

Accumulated Deficit                                                     (7,270)

     Total Stockholders' Deficit                                        (7,260)

Total Liabilities and Stockholders' Deficit                                810

The accompanying notes are an integral part of these financial statements


                                    ANDAIN, INC.
                           (A Development Stage Company)
                               STATEMENT OF OPERATIONS


                                                               Period from
                                                              July 23, 2004
                                                             (Inception) to
                                                             January 12, 2005

Revenue                                                          $          -

General and Administrative,
 Organization and Related Expenses                                      7,270

Net loss for the Period and Since Inception                      $     (7,270)

Basic and Diluted Loss per Share                                 $      (3.81)

Weighted Average Number of Common
 Shares outstanding                                                     1,908

The accompanying notes are an integral part of these financial statements

                                     ANDAIN, INC.
                           (A Development Stage Company)
                         STATEMENT OF STOCKHOLDERS' DEFICIT



                                               Additional                       Total
                               Common Stock   Subscriptions     Paid-in       Accumulated   Stockholders'
                              Shares   Amount   Receivable      Capital         Deficit        Equity
Inception (July 23, 2004)           -  $      -   $      -      $      -        $       -      $       -

Common stock issued
 at $0.001 per share          110,000       110       (110)                                            -

Net loss since inception                                                           (7,270)        (7,270)

Balance, January 12, 2005     110,000       110       (110)            -           (7,270)        (7,270)


The accompanying notes are an integral part of these financial statements


                                       ANDAIN, INC.
                              (A Development Stage Company)
                                  STATEMENT OF CASH FLOWS


                                                                 Period from
                                                                July 23, 2004
                                                               (Inception) to
                                                              January 12, 2005

Operating Activities:
  Net loss                                                      $      (7,270)
  Changes in operating assets and liabilities:
    Prepaid expenses                                                     (800)
  Net Cash Used in Operating Activities                                (8,070)

Investing Activities:                                                       -

Financing Activities:
  Advances from stockholder                                             8,070

  Net Cash Provided by Financing Activities                             8,070

Increase In Cash and Cash Equivalents                                       -

Cash and Cash Equivalents at Beginning of Period                            -

Cash and Cash Equivalents at End of Period                                  -

Noncash Financing and Investing Activities
  Shares issued for common stock subscriptions receivable                 100

  Shares issued for prepaid professional services                $         10

Supplemental Schedule of Cash Flow Activities:
Cash Paid For:
  Interest                                                                  -
  Income taxes                                                              -

The accompanying notes are an integral part of these financial statements


                                   ANDAIN, INC.
                         (A Development Stage Company)
                         NOTES TO FINANCIAL STATEMENTS
                               JANUARY 12, 2005

NOTE 1 - ORGANIZATION

Andain, Inc. ("Company") was incorporated under the laws of the State of Nevada on July 23, 2004 and has been inactive since inception. The Company intends to serve as a vehicle to effect an asset acquisition, merger, exchange of capital stock or other business combination with a domestic or foreign business.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - Development Stage Company.

The Company has not earned any revenue from operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 7. Among the disclosures required by SFAS No. 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, stockholders' equity and cash flows disclose activity since the date of the Company's inception.

Accounting Method and Interim Financial Reporting.

The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a fiscal year ending on December 31. The Company's management has determined that the accounting policies used to account for the interim period of July 23, 2004 (inception) through January 12, 2005 are in accordance with generally accepted accounting principles, applied on a consistent basis.

Provision for Taxes.

At January 12, 2005, the Company had net operating loss carryforwards of $7,270 that may be offset against future federal taxable income through 2024. No tax benefit has been reported with respect to these net operating loss carryforwards in the accompanying financial statements because the Company believes that realization is not likely. Accordingly, the potential tax benefits of the net loss carryforwards are fully offset by a valuation allowance.

The income tax benefit differs from the amount computed at the federal statutory rates of approximately 35% as follows:

Income tax benefit at statutory rate            $        (2,545)
Valuation allowance                                       2,545

                          Total                 $             -

Deferred tax assets (liabilities) at January 12, 2005 are comprised of the following:

Net operating loss carryforwards               $         2,545
Valuation allowance                                     (2,545)
Net                                                          -

If substantial changes in the Company's ownership should occur, there would be an annual limitation of the amount of net operating loss carryforwards that may be utilized by the Company.

Cash Equivalents.

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Estimates.

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ significantly from those estimates.

Basic Loss Per Common Share.

Basic loss per common share has been calculated based on the weighted average number of shares outstanding during the period.
There are no dilutive securities at January 12, 2005 for purposes of computing fully diluted earnings per share.

Impact of New Accounting Standards.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 62, Amendment of FASB Statement 13, and Technical Corrections". For most companies, SFAS No. 145 requires gains and losses from the extinguishment of debt to be classified as a component of income or loss from continuing operations. Prior to the issuance of SFAS No. 145, early debt extinguishments were required to be recognized as extraordinary items. SFAS No. 145 amended other previously issued statements and made numerous technical corrections. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. Adoption of this standard has had no impact on the Company.

The FASB recently issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 nullifies the Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." SFAS No. 146 requires that a liability associated with an exit or disposal activity be recognized when the liability is incurred while EITF Issue No. 94-3 recognized such liability at such time that an entity committed to an exit plan. The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002 with early application encouraged.

On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," which amends SFAS No. 123, "Accounting for Stock Based Compensation." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Under the fair value based method, compensation cost for stock options is measured when options are issued. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements of the effects of stock-based compensation. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with the standard, financial instruments that embody obligations for the issuer are required to be classified as liabilities.
This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not expect the provision of this statement to have a significant impact on the Company's financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Interpretation No. 45 requires a guarantor to include disclosure of certain obligations, and if applicable, at the inception of the guarantee, recognize a liability for the fair value of other certain obligations undertaken in issuing a guarantee. The recognition requirement is effective for guarantees issued or modified after December 31, 2002. The Company has no obligations regarding Interpretation No. 45.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." Interpretation No. 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," and applies immediately to any variable interest entities created after January 31, 2003 and to variable interest entities in which an interest is obtained after that date. The Company holds no interest in variable interest entities.

NOTE 3 - GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not established any source of revenue to cover its operating costs. The Company will engage in very limited activities without incurring any liabilities that must be satisfied in cash until a source of funding is secured. The Company will offer non-cash consideration and seek equity lines as a means of financing its operations. If the Company is unable to obtain revenue producing contracts or financing or if the revenue or financing it does obtain is insufficient to cover any operating losses it may incur, it may substantially curtail or terminate its operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders.

NOTE 4 - STOCKHOLDERS' EQUITY

On December 10, 2004, the Board of Directors resolved to issue
110,000 shares of common stock for $110 to the initial
stockholders of the Company.   The shares were issued on January
10, 2005, resulting in $100 of common stock subscriptions receivable and $10 of prepaid professional services.

Common Stock

The holders of the Company's common stock:

     - have equal ratable rights to dividends from funds legally available for payment of dividends when, as and if declared by the board of directors;

     - are entitled to share ratably in all of the assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

     - do not have preemptive, subscription or conversion rights, or redemption or access to any sinking fund; and

     - are entitled to one non-cumulative vote per share on all matters submitted to stockholders for a vote at any meeting of stockholders.

The Company has authorized, but not issued, 10,000,000 shares of preferred stock at $.001 per share. The board of directors has the authority to establish and fix the designation, powers, or preferences of preferred shares without further vote by the stockholders.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company relies on its majority stockholder for payment of its expenses during its development stage. Reimbursement totaling $8,070 was owed the stockholder at January 12, 2005. Of these expenses, $5,000 was for legal fees incurred with the Company's attorney who is a minority stockholder of the Company.

PART III.

ITEMS 1 and 2.  INDEX TO EXHIBITS; DESCRIPTION OF EXHIBITS.

The Exhibits required by Item 601 of Regulation S-B, and an index thereto, are attached.

                               SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Andain, Inc.


Date: July 5, 2005                     By: /s/  Sam Shlomo Elimelech
                                       Sam Shlomo Elimelech, President

                           Special Power of Attorney

     The undersigned constitute and appoint Sam Shlomo Elimelech their true and lawful attorney-in-fact and agent with full power of substitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Form 10-SB/A Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the U.S. Securities and Exchange Commission, granting such attorney-in-fact the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorney-in-fact may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Exchange Act of 1934, this registration statement has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated:

         Signature                    Title                   Date

/s/ Sam Shlomo Elimelech        President/Director          July 5, 2005
Sam Shlomo Elimelech

/s/ Gai Mar-Chaim               Secretary/Treasurer         July 5, 2005
Gai Mar-Chaim                   (principal financial and
                                accounting officer)/Director

                                 EXHIBIT INDEX

Number           Description

Number              Description

3.1     Articles of Incorporation, dated July 14, 2004 (see below).

3.2     Bylaws, dated August 1, 2004 (see below).

24      Special Power of Attorney (see signature page above).